Exhibit (a)(1)(xii)

Contact:	Michael Gallant
508-293-6357
Gallant_Michael@emc.com

EMC REITERATES ITS $30 PER SHARE ALL-CASH

TENDER OFFER TO ACQUIRE DATA DOMAIN IS SUPERIOR

HOPKINTON, Mass. – June 15, 2009 – EMC Corporation (NYSE: EMC), the world leader in information infrastructure solutions, today reiterated that its all-cash offer to acquire all outstanding common stock of Data Domain, Inc. (NASDAQ: DDUP) for $30.00 per share is superior to the NetApp part-stock counter offer.

Joe Tucci, EMC Chairman, President and CEO, said, “We believe that EMC’s $30 all-cash offer is superior and delivers to Data Domain price certainty and price protection as well as the ability to close promptly. We note that, as indicated in NetApp’s June 3rd Form S-4 filing, Data Domain communicated to NetApp that ‘price certainty and protection against fluctuations [in] NetApp’s common stock were important to Data Domain.’ We also note that on several occasions, Data Domain requested NetApp to increase the cash portion of its offer as well as the range of the collar.

Tucci added, “EMC’s all-cash offer meets all of Data Domain’s stated objectives. We do not believe that Data Domain stockholders will approve the proposed transaction with NetApp. EMC remains committed to successfully completing this transaction.”

As previously disclosed, EMC will use existing cash balances to finance the transaction.

About EMC

EMC Corporation (NYSE: EMC) is the world’s leading developer and provider of information infrastructure technology and solutions that enable organizations of all sizes to transform the way they compete and create value from their information. Information about EMC’s products and services can be found at www.EMC.com.

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EMC is a registered trademark of EMC Corporation. All other trademarks used are the property of their respective owners.

Forward-Looking Statements

This release contains “forward-looking statements” as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) adverse changes in general economic or market conditions; (ii) delays or reductions in information technology spending; (iii) our ability to protect our proprietary technology; (iv) risks associated with managing the growth of our business, including risks associated with acquisitions and investments and the challenges and costs of integration, restructuring and achieving anticipated synergies; (v) fluctuations in VMware, Inc.’s operating results and risks associated with trading of VMware stock; (vi) competitive factors, including but not limited to pricing pressures and new product introductions; (vii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (viii) component and product quality and availability; (ix) the transition to new products, the uncertainty of customer acceptance of new product offerings and rapid technological and market change; (x) insufficient, excess or obsolete inventory; (xi) war or acts of terrorism; (xii) the ability to attract and retain highly qualified employees; (xiii) fluctuating currency exchange rates; (xiv) litigation that we may be involved in; and (xv) other one-time events and other important factors disclosed previously and from time to time in EMC’s filings with the U.S. Securities and Exchange Commission. These statements are forward-looking, and actual results may differ materially. EMC disclaims any obligation to update any forward-looking statements in this release after the date of this release.

This release is neither an offer to purchase nor a solicitation of an offer to sell shares of Data Domain, Inc. EMC Corporation and Envoy Merger Corporation have filed with the SEC a tender offer statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer. EMC Corporation and Envoy Merger Corporation intend to have these documents mailed to the stockholders of Data Domain, Inc. These documents contain important information about the tender offer and stockholders of Data Domain, Inc. are urged to read them. Investors and stockholders of Data Domain, Inc. are able to obtain a free copy of these documents and other documents filed by EMC Corporation and Envoy Merger Corporation with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free by directing such requests to EMC Corporation at Attention: Office of the General Counsel, 176 South Street, Hopkinton, MA 01748.